SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2010

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

Item
1.	Letter to the U.S. Securities and Exchange Commission dated October 20, 2010 regarding Resolution No. 148/10 issued by the Secretary of Economic Policy.

Item 1

NORTEL INVERSORA S.A.

Buenos Aires, October 20, 2010

U.S. Securities and Exchange Commission

Re: Resolution N°148/10

Dear Sirs,

I am writing you as Responsible for Market Relations of Nortel Inversora S.A. (“Nortel” or the “Company”) to inform you that we have been notified of Resolution 148/10 of the Secretary of Economic Policy, whereby the Secretary of Economic Policy (“SPE”) resolves, through the relevant sections to the Company:

“SECTION 5: To accept the commitment offered by TELEFÓNICA S.A., ASSICURAZIONI GENERALI S.p.A., INTESA SANPAOLO S.p.A., MEDIOBANCA – BANCA DI CREDITO FINANZIARIO S.p.A., TELCO S.p.A, TELECOM ITALIA S.p.A., TELECOM ITALIA INTERNATIONAL N.V., SOFORA TELECOMUNICACIONES S.A., NORTEL INVERSORA S.A., TELECOM ARGENTINA S.A., TELECOM PERSONAL S.A., TELEFÓNICA DE ARGENTINA S.A. and TELEFÓNICA MÓVILES DE ARGENTINA S.A. with the clarifications and specifications made under Title XIV of Opinion No. 835/10 by the NATIONAL COMMISSION FOR THE DEFENSE OF COMPETITION (“Antitrust Commission” or “CNDC”) and, consequently, under the terms of section 13 subsection b) of Law 25,156 subordinate to the irrevocable and effective performance of such commitment with the clarifications and specifications set forth under Title XIV of the CNDC Opinion No. 835/10, the authorization of the transaction consisting in the acquisition by TELEFÓNICA S.A., ASSICURAZIONI GENERALI S.p.A., SINTONIA S.A., INTESA SANPAOLO S.p.A. and MEDIOBANCA S.p.A. through TELCO S.p.A., of all of the capital stock of OLIMPIA S.p.A., holder of SEVENTEEN POINT NINETY-NINE PER CENT (17.99%) of the capital stock of TELECOM ITALIA S.p.A, owned by PIRELLI & C S.p.A., SINTONÍA S.A. and SINTONÍA S.p.A., together with FIVE POINT SIX PER CENT (5.6%) of direct ownership with voting rights in TELECOM ITALIA S.p.A. previously owned by ASSICURAZIONI GENERALI S.p.A. and MEDIOBANCA S.p.A., transferred to TELCO S.p.A. under this transaction; and added to the ZERO POINT NINETY-ONE PER CENT (0.91%) of the voting stock in TELECOM ITALIA S.p.A. which in the month of March 2008, TELCO S.p.A. acquired through public offerings in capital markets.

SECTION 6.: To determine that default of the commitment offered by the parties, subject to the clarifications and specifications arising from Title XIV of CNDC Opinion No. 835/10, shall result in the immediate termination of what is established in section 5 hereof.

SECTION 7: To make such recommendations in favor of competition as are included in Annex I of the CNDC Opinion No. 835/10 to the National Secretary of Communications.

SECTION 8: To consider as an integral part of this Resolution the Opinion No. 835/10 dated October 12, 2010 issued by the NATIONAL COMMISSION FOR THE DEFENSE OF COMPETITION, a decentralized entity within the scope of the SECRETARY OF DOMESTIC TRADE of the MINISTRY OF ECONOMICS AND PUBLIC FINANCE in FIVE HUNDRED AND FORTY-TWO (542) pages as Annex I.”

Therefore, in accordance with section 8 above, Opinion No. 835/10 issued by the Antitrust Commission, a 542-page document, is considered an integral part of Resolution 148/10. CNDC Opinion No. 835/10 can be consulted by those interested at the CNDC’s website (http://www.mecon.gov.ar/cndc/), where it is published in full (in Spanish only).

It should be noted that with regard to the Company, SPE Resolution No. 148/10 provides for the acceptance of the made commitment (among other companies) by Nortel , with the clarifications and specifications stated under Title XIV of CNDC Opinion No. 835/10–.

Sincerely,

José Gustavo Pozzi

Responsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: October 21, 2010	By:	/S/ JOSÉ GUSTAVO POZZI
	Name:	José Gustavo Pozzi
	Title:	General Manager